Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total acquires interests in several licenses in Argentina
to appraise their shale gas potential
Paris, January 14, 2011 — Total announces that it has acquired interests in four exploration licenses in Argentina in partnership with YPF in order to appraise their shale gas potential. Located in the Neuquén Basin, the licenses were awarded by the provincial authorities for a six-year period. The four new blocks are the latest addition to the Group’s portfolio of assets in Argentina, which includes significant holdings in shale gas play.
More specifically, Total has acquired:
-   A 42.5% interest in both the Aguada de Castro and Pampa las Yeguas II licenses, which Total will operate.
-   A 40% interest in the Cerro Las Minas license and a 45% interest in the Cerro Partido license which will be operated by YPF.
Commenting on the transactions, Yves-Louis Darricarrère, President of Total Exploration & Production, said: “These new interests in acreage that is potentially rich in shale gas further strengthen Total’s presence in unconventional gas, a domain in which Total has the ambition to grow significantly.”
The latest transactions follow on from the acquisition of 85% stakes in the La Escalonada and Rincón La Ceniza blocks in the same shale gas play in early 2010. As operator, Total is currently conducting geological, seismic and petrophysical studies in these blocks.
In 2010, the Group carried out similar studies on two other long-held blocks that it operates: Aguada Pichana (27.3%) and San Roque (24.7%).
Total is planning to drill exploration wells in 2011 to evaluate the play’s potential.
The entire shale gas zone held by Total represents a combined area of 1,548 square kilometres (approximately 380,000 acres) in Total’s net share.
Total Exploration & Production in Argentina
Present in Argentina since 1978, Total, through its subsidiary Total Austral, operates 28% of the country’s gas production. The Group’s equity share of production averaged 82,700 barrels of oil equivalent per day in 2010.
Its main assets in the Neuquén Basin are Aguada Pichana and San Roque, which account for around 56% of the Group’s operated production in Argentina. Its other main production hub is Tierra del Fuego, where Total operates the onshore Ara and Cañadon Alfa fields and the offshore Hidra, Kaus, Argo, Carina and Aries fields, which together account for 44% of Total’s operated production.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com